BRF S.A.

Publicly Held Company

CNPJ No. 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") informs its shareholders and the market in general the resignation, on this date, of Mr. Hélio Rubens Mendes dos Santos Junior (“Mr. Hélio Rubens”) from his role as Vice-President of Global Operations of the Company.

The Company registers its votes of thanks to Mr. Hélio Rubens for the several years of work with the Company.

São Paulo, February 26, 2018

Lorival Nogueira Luz Jr.

Chief Financial Officer and Investor Relations Director